

October 1, 2013

Via E-mail
Mr. Lee Adrean
Corporate Vice President &
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

> **Re: Equifax Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response dated September 26, 2013**
> **File No. 001-06605**

Dear Mr. Adrean:

We have reviewed your response and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

1.   We note your response to comment two. It appears that the reacquired territorial rights should have been valued and amortized over the remaining contractual term, regardless of potential renewals, in accordance with ASC 805-20-30-20 and 35-2. Please revise or advise us.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director